UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number: 001-16751

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WELLPOINT 401(k) RETIREMENT SAVINGS PLAN

(FORMERLY ANTHEM 401(k) LONG TERM SAVINGS INVESTMENT PLAN)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WellPoint, Inc.

120 Monument Circle

Indianapolis, IN 46204

REQUIRED INFORMATION

The WellPoint 401(k) Retirement Savings Plan, formerly the Anthem 401(k) Long Term Savings Investment Plan (the “Plan”), is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA and are presented herein.

WELLPOINT 401(k) RETIREMENT SAVINGS PLAN

(FORMERLY ANTHEM 401(k) LONG TERM SAVINGS INVESTMENT PLAN)

Financial Statements and Schedule

December 31, 2005 and 2004 and for the

Year Ended December 31, 2005

With Report of Independent Registered Public Accounting Firm

WELLPOINT 401(k) RETIREMENT SAVINGS PLAN

(FORMERLY ANTHEM 401(k) LONG TERM SAVINGS INVESTMENT PLAN)

Financial Statements and Schedule

December 31, 2005 and 2004 and for the

Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm

To the Pension Committee of

Anthem Insurance Companies, Inc.

We have audited the accompanying statements of net assets available for benefits of the WellPoint 401(k) Retirement Savings Plan, formerly the Anthem 401(k) Long Term Savings Investment Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This schedule is the responsibility of the Plan’s management. The schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Indianapolis, Indiana

June 1, 2006

WellPoint 401(k) Retirement Savings Plan

(formerly Anthem 401(k) Long Term Savings Investment Plan)

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments	$2,566,473,056	$989,730,514
Contribution receivable related to Plan merger – cash	25,653,099	—
Contribution receivable related to Plan merger – stock	37,635,402	—

Total assets	2,629,761,557	989,730,514

Liabilities
Other liabilities	—	390,372

Net assets available for benefits	$2,629,761,557	$989,340,142

See accompanying notes.

WellPoint 401(k) Retirement Savings Plan

(formerly Anthem 401(k) Long Term Savings Investment Plan)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

Additions
Net appreciation of investments	$85,473,390
Investment income	1,431,328
Contributions:
Participant	69,792,160
Employer	35,913,759
Transfer of assets from other plan	1,541,003,212

Total additions	1,733,613,849

Deductions
Benefit payments and withdrawals	92,959,336
Administrative fees	233,098

Total deductions	93,192,434

Net increase in net assets available for benefits	1,640,421,415

Net assets available for benefits at beginning of year	989,340,142

Net assets available for benefits at end of year	$2,629,761,557

See accompanying notes.

WellPoint 401(k) Retirement Savings Plan

(formerly Anthem 401(k) Long Term Savings Investment Plan)

Notes to Financial Statements

December 31, 2005

1. Description of the Plan

General

The WellPoint 401(k) Retirement Savings Plan, name changed from Anthem 401(k) Long Term Savings Investment Plan effective December 31, 2005 (the “Plan”), is a defined-contribution plan, which was established to provide savings opportunities for employees of Anthem Insurance Companies, Inc. (the “Plan Sponsor”) and certain affiliated companies (“Participating Employers”). All employees of the Participating Employers are eligible to participate after completing one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On November 30, 2004, the Plan Sponsor’s parent company, Anthem, Inc. (“Anthem”), and WellPoint Health Networks Inc. (“WHN”) completed their merger. WHN merged with and into Anthem Holding Corp., a direct and wholly owned subsidiary of Anthem, with Anthem Holding Corp. as the surviving entity in the merger. In connection with the merger, Anthem amended its articles of incorporation to change its name to WellPoint, Inc. (“WellPoint”). In addition, the ticker symbol for Anthem’s common stock listed on the New York Stock Exchange was changed to “WLP.” Following the merger, the Plan changed the name of the Anthem Stock Fund to the WellPoint Stock Fund.

Plan Merger and Transfer of Assets from Other Plan

Effective December 31, 2005, the WellPoint 401(k) Retirement Savings Plan (the “WHN Plan”) was merged into the Plan. Total assets of $1,541,003,212 were transferred from the WHN Plan to the Plan including $1,477,714,711 in investments and $63,288,501 in contributions receivable from Anthem Holding Corp. Participants of the WHN Plan became eligible to participate in and contribute to the Plan effective January 1, 2006.

Participant Accounts

Individual accounts are maintained by the Plan for each eligible employee (“Participant”). Each Participant’s account is credited with the Participant’s contributions, allocations of the Plan Sponsor’s contributions, and an allocation of Plan earnings, reduced by Participant withdrawals and certain administrative fees. Participant accounts are Participant directed. Forfeited balances of terminated Participants’ nonvested accounts are used to reduce future Plan Sponsor contributions. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s account.

WellPoint 401(k) Retirement Savings Plan

(formerly Anthem 401(k) Long Term Savings Investment Plan)

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Effective January 1, 2004 and through December 31, 2005, Participants may make voluntary pretax contributions of 1% to 50% of compensation, as defined in the Plan document, through periodic payroll deductions. Maximum contributions are limited by applicable Internal Revenue Service (“IRS”) regulations. After the Participant has completed one year of service, the Plan Sponsor matches up to 100% of the first 3% and 50% of the next 3% of the Participant’s pretax contribution.

Effective January 1, 2006, Participants may make voluntary pretax contributions of 1% to 60% of eligible compensation annually, as defined in the Plan document, subject to limitations imposed by applicable IRS regulations. Effective January 1, 2006, after the Participant has completed one year of service, the Plan Sponsor will match up to 100% of the first 6% of the Participant’s pretax contribution.

Participants who attain age 50 by the end of the plan year may elect to contribute additional amounts to their account as permitted by the Economic Growth and Tax Relief Reconciliation Act of 2001 and as provided by the Plan. A “catch-up contribution” enables Participants to save additional funds beyond the regular IRS limits as they near retirement. Catch-up contributions are not eligible for matching contributions.

Participant contributions, as reported in the accompanying statement of changes in net assets available for benefits for the year ended December 31, 2005, include $2,079,807 rolled over into the Plan from other qualified plans.

Investment Options

Participant investment options consist of certain investment funds, including the WellPoint Stock Fund, plus a Self-Managed Account (“SMA”) option. Participants are permitted to change investment options daily.

Each of the investment funds, including the WellPoint Stock Fund, is divided into units of participation, which are calculated daily by the recordkeeper. The daily value of each unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. Investment income, including certain administrative fees and net appreciation (depreciation) of the fair value of investments, are allocated to each Participant’s account based on the change in unit value for each investment fund in which the Participant has an account balance.

WellPoint 401(k) Retirement Savings Plan

(formerly Anthem 401(k) Long Term Savings Investment Plan)

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Investment Options (continued)

The SMA is a brokerage option offered through the Plan that allows investments in approximately 5,000 different mutual funds. As a brokerage account, this option is not unitized or collectively priced. Participants experience losses or gains based upon their underlying investment selections. Participants are responsible for all fees associated with the SMA.

Vesting

Active Participants are immediately 100% vested in employee and employer contributions and any earnings thereon. Participants in former plans of acquired companies, who were not active employees at the date the plans were merged into the Plan, may be subject to separate vesting schedules.

Benefit Payments and Withdrawals

An active Participant in the Plan may make a complete or partial withdrawal of the amounts held in the Participant’s account attributable to the Participant’s pretax contributions, rollovers, employer match and income allocated to the pretax contribution account. The withdrawal must be necessary in light of immediate and heavy financial needs of the Participant, and the Participant shall have obtained all other withdrawals and nontaxable loans provided by the Plan.

Participant contributions to the Participant’s pretax account are suspended for the six months following a hardship withdrawal from a Participant’s pretax account. A Participant may make a withdrawal of voluntary after-tax contributions at any time. Additionally, at age 59 1/2, a Participant may withdraw Participant and Plan Sponsor contributions for any reason.

Upon termination of employment, the Participant is entitled to receive the fully vested current value of his or her account. If the current value of the vested account is less than $1,000, the account is paid in a lump-sum payment. If the vested account value is more than $1,000 but less than $5,000, the account will be rolled over into an IRA unless the Participant elects otherwise. If the vested account value is more than $5,000, the Participant may elect to keep savings in the Plan. The Participant may elect to have the entire portion, if any, of the account held in the WellPoint Stock Fund paid in whole shares of WellPoint common stock, with fractional shares and any uninvested funds paid in cash. The account must be distributed by the year following the later of retirement or attainment of age 70 1/2. Upon death, payments are made to the Participant’s beneficiary in the form of a lump-sum payment or in installments.

WellPoint 401(k) Retirement Savings Plan

(formerly Anthem 401(k) Long Term Savings Investment Plan)

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Participants may request a loan not in excess of the lesser of: (1) 50% of the vested account balance, or (2) $50,000, less the highest outstanding loan balance during the preceding year. Repayment of loans shall not exceed five years, except for loans used to acquire the Participant’s principal residence, which shall not exceed ten years. Each loan bears interest equal to the prime lending rate of State Street Bank and Trust Company (“State Street”), and repayments are made by payroll deduction. Participants may have no more than two loans outstanding at any one time.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan subject to the terms of ERISA. In the event the Plan is terminated, each Participant’s account shall be nonforfeitable with respect to both the Participant’s and the Plan Sponsor’s contributions, and the net assets are to be set aside for the payment of withdrawals to the Participants. The Plan Sponsor has the right to amend the Plan or to suspend matching contributions to the Plan at any time, either permanently or temporarily for any length of time.

Administration of the Plan

Through December 31, 2005, State Street served as the Plan trustee to administer the Plan’s assets.

Effective January 1, 2006, the Vanguard Fiduciary Trust Company (“Vanguard”) became the Plan trustee and all assets of the Plan were transferred from State Street to Vanguard on January 3, 2006.

The Plan Sponsor may bear certain costs associated with administering the Plan.

More detailed information concerning the Plan may be found by consulting the summary plan description, which is available from the Plan Sponsor.

WellPoint 401(k) Retirement Savings Plan

(formerly Anthem 401(k) Long Term Savings Investment Plan)

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and are in conformity with accounting principles generally accepted in the United States. Accordingly, contributions to the Plan and interest and dividend income are recognized as earned and realized gains and losses and net unrealized appreciation (depreciation) of fair value of investments are recognized as they occur. Plan benefit payments and withdrawals are recognized when paid.

Investment Valuation and Income Recognition

Investments are recorded at fair value as determined by the quoted market price on the last business day of the plan year, except for the benefit-responsive synthetic guaranteed investment contract, which is valued at contract value (see Note 3). Investments in common collective trusts are valued at fair value, which is the redemption value of the units of participation owned by the Plan. WellPoint common stock is valued at the closing price on the New York Stock Exchange on the last business day of the year. Money market funds are valued at cost, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value, and are reported with investments. Interest on Participant loans is reported as investment income.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Contributions

Contributions are recorded as additions to net assets available for Plan benefits on a bi-weekly basis as the Plan Sponsor authorizes and accrues such contributions.

WellPoint 401(k) Retirement Savings Plan

(formerly Anthem 401(k) Long Term Savings Investment Plan)

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

3. Investments

Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31 were as follows:

	2005	2004
State Street Global Advisors common collective trusts:
S&P 500 Index Fund	$270,085,337	$273,615,175
Yield Enhanced Short Term Investment Fund	198,408,192	*
Russell 2000 Index Fund	*	116,732,900
Bond Market Fund	*	94,696,365
S&P 400 Index Fund	*	78,140,001
Russell 3000 Index Fund	*	57,141,868
EAFE Index Fund	*	56,254,726
State Street Global Advisors synthetic guaranteed investment contract	—	173,140,941
The Vanguard Group mutual funds:
Prime Money Market Fund	187,509,661	—
Institutional Index Fund	186,373,152	—
Wellington Fund	170,739,077	—
PRIMECAP Fund	137,128,385	—
WellPoint, Inc. common stock	543,981,959	81,383,545

*	Does not represent 5% or more of the Plan’s net assets available for benefits for this period.

During the year ended December 31, 2005, the Plan’s investments (including investments bought, sold and held during the year), appreciated as follows:

Common collective trusts	$49,421,864
WellPoint, Inc. common stock	34,992,891
Mutual funds in Self-Managed Accounts	1,058,635

Net appreciation of investments	$85,473,390

WellPoint 401(k) Retirement Savings Plan

(formerly Anthem 401(k) Long Term Savings Investment Plan)

Notes to Financial Statements (continued)

3. Investments (continued)

During 2005, certain Plan assets were invested in a synthetic guaranteed investment contract (“SGIC”) with State Street Global Advisors. A SGIC is a contract that allows the Plan to offer Participants a guaranteed rate of interest over a specific period of time. A SGIC consists of two components: a primary portfolio of fixed maturity securities and a derivative instrument that provides a guaranteed rate of interest on the investment (also known as a “wrapper”). The Plan’s fixed maturity securities were invested in the State Street Global Advisors Intermediate Bond Series Fund (the “Fund”). The derivative instrument, issued by JP Morgan Chase Bank, matured on December 23, 2005 and all assets related to the SGIC were transferred into the Yield Enhanced Short Term Investment Fund which does not provide any guaranteed rate of interest. When considered together, the Fund and the wrapper are reported in the statement of net assets available for benefits at contract value, which approximates fair value.

The SGIC was fully benefit-responsive to the Participants. As such, Participants were ordinarily able to direct the withdrawal or transfer of all or a portion of their investment at contract value.

There were no reserves against the contract value for the credit risk of the contract issuers. The contract value of the SGIC totaled $173,140,941 (fair value of the Fund of $178,266,427, net of wrapper value of $5,125,486) at December 31, 2004. The contract’s crediting interest rate was 4.40% and 4.21% as of the contract maturity date and December 31, 2004, respectively. The average yield was 4.42% and 4.13% for the period ended December 23, 2005 and the year ended December 31, 2004, respectively. Rates were reset quarterly or monthly on synthetic contracts under various calculations. All resets had a floor of 0%.

4. Related-Party Transactions

On April 25, 2005, WellPoint’s Board of Directors approved a two-for-one split of shares of common stock to be effected in the form of a 100 percent common stock dividend. All shareholders of record on May 13, 2005, were entitled to receive one additional share of WellPoint common stock for each share of common stock held on that date. The additional shares of common stock were distributed to shareholders of record in the form of a stock dividend on May 31, 2005.

As of December 31, 2005, the Plan owned approximately 6,818,859 shares of WellPoint common stock with a fair value of $543,981,959. During 2005, the Plan had net purchases of WellPoint common stock totaling $11,732,721. Approximately 5,213,300 shares of WellPoint common stock with a fair value of $415,872,173 were transferred from the WHN Plan into the Plan in connection with the merger.

WellPoint 401(k) Retirement Savings Plan

(formerly Anthem 401(k) Long Term Savings Investment Plan)

Notes to Financial Statements (continued)

4. Related-Party Transactions (continued)

As of December 31, 2004, the Plan owned approximately 707,683 shares of WellPoint common stock with a fair value of $81,383,545. During 2004, the Plan had net purchases of WellPoint common stock totaling $4,092,358.

5. Income Tax Status

The Plan has received a determination letter from the IRS dated February 21, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation under Section 501(a) of the Code. Subsequent to the issuance of the favorable determination letter, the Plan has been amended. The Plan Sponsor believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

WellPoint 401(k) Retirement Savings Plan

(formerly Anthem 401(k) Long Term Savings Investment Plan)

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2005

EIN: 35-0781558

Plan Number: 003

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, interest rate, collateral and par, or maturity value	Current value
*	State Street Bank & Trust Short Term Investment Fund		$1,346,535

*	State Street Global Advisors common collective trusts:
		S&P 500 Index Fund	270,085,337
		Yield Enhanced Short Term Investment Fund	198,408,192
		Russell 2000 Index Fund	116,805,587
		Bond Market Fund	101,473,044
		S&P 400 Index Fund	96,840,782
		EAFE Fund	68,551,313
		Russell 3000 Index Fund	61,610,236

			913,774,491

*	Constellation Sands Capital Select Growth Fund Class I	Mutual Fund	50,461,576

*	The Vanguard Group Mutual Funds
		Prime Money Market Fund	187,509,661
		Institutional Index Fund	186,373,152
		Wellington Fund	170,739,077
		PRIMECAP Fund	137,128,385
		Total Bond Market Index Fund	66,541,782
		Windsor II Fund	66,217,073
		Explorer Fund	51,627,351
		Total International Stock Index Fund	41,036,143
		Extended Market Index Fund	32,366,309
		500 Index Fund	1,121

			939,540,054

*	WellPoint, Inc. common stock		543,981,959

	Self-Managed Accounts	Various mutual fund holdings	14,685,986

*	Participant loans	Interest rates range from 4.0% to 10.5%	102,682,455

			$2,566,473,056

*	Party-in-Interest

Note: As all investments are participant directed, column (d) is not applicable and has been eliminated.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Committee of Anthem Insurance Companies, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WELLPOINT 401(k) RETIREMENT SAVINGS PLAN

(FORMERLY ANTHEM 401(k) LONG TERM SAVINGS INVESTMENT PLAN)

By:	/s/ Randal L. Brown
Randal L. Brown
Chairman of the Pension Committee
of Anthem Insurance Companies, Inc.

Date: June 26, 2006

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Ernst & Young LLP